Exhibit 23.1

 CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
We hereby consent to the use of the name Netherland, Sewell & Associates, Inc., the references to our audits of Matador Resources Company’s proved oil and natural gas reserves estimates and future net revenue at March 31, 2016, and the inclusion of our corresponding audit letter, dated April 19, 2016, in the Quarterly Report on Form 10-Q of Matador Resources Company for the fiscal quarter ended March 31, 2016, as well as in the notes to the financial statements included therein. In addition, we hereby consent to the incorporation by reference of our audit letter, dated April 19, 2016, in Matador Resources Company’s Forms S-8 (File No. 333-180641 and File No. 333-204868) and Forms S-3 (File No. 333-187808 and File No. 333-196178).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ G. Lance Binder, P.E.
G. Lance Binder, P.E.
Executive Vice President

Dallas, Texas
May 6, 2016